CAPSOVISION, INC.
18805 Cox Avenue, Suite 250
Saratoga, CA 95070
April 17, 2026
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Margaret Sawicki

Re:	CapsoVision, Inc. Registration Statement on Form S-1 (Registration No. 333-295153)
Dear Ms. Sawicki:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective on April 22, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as CapsoVision, Inc. (the “Company”) or its counsel may request via telephone call to the staff.
Please contact Ms. Portia Ku of O’Melveny & Myers LLP, counsel to the Company, at +86-21-2307-7091 or +1-212-326-2168 (email: pku@omm.com), or in her absence, Mr. Vincent Lin at +86-21-2307-7068 (email: vlin@omm.com), to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.
Sincerely,
CapsoVision, Inc.

By:	/s/ Kang-Huai (Johnny) Wang
Kang-Huai (Johnny) Wang
President and Chief Executive Officer
cc:     Portia Ku
         Vincent Lin